March 20, 2006


Ms. Joyce Sweeney
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0408

Re:  Anchor Bancorp Wisconsin Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2005
     File No. 000-20006

Dear Ms. Sweeney:

     We have addressed your comments on the Form 10-K of Anchor Bancorp Wisconsin Inc. for the fiscal year ended March 31, 2005. Our response is attached. In preparing our response, we have consulted with our auditors as well as our legal counsel. We have taken into consideration the following authoritative literature: SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," EITF 98-13, "Accounting by an Equity Method Investor for Investee Losses When the Investor Has Loans to and Investments in Other Securities of the Investee," SAB 99, "Materiality," FIN 46, "Consolidation of Variable Interest Entities," and SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries."

     We have included all information required under the Securities Exchange Act of 1934 and have provided all information investors require for an informed investment decision.

     We acknowledge that the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we acknowledge that the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ Douglas J. Timmerman

Douglas J. Timmerman
Chairman of the Board,
President and Chief Executive Officer
Anchor Bancorp Wisconsin Inc.


Response to SEC Comment Letter dated March 6, 2006
--------------------------------------------------

Question: We note your disclosure on page 18 that you restructured borrowings with Power Designers, Inc. during fiscal year 2004 and extended lines of credit resulting in you obtaining a 55.5% ownership interest in Power Designers, Inc. Please refer to SFAS 15 and tell us the following:

The amount and type of consideration you received in exchange for the $479,000 of commercial loans outstanding to Power Designers:
The Bank received zero consideration in exchange for the $479,000 of commercial loans to Power Designers. The loan was charged off at the Bank level. Investment Directions Inc. ("IDI"), a subsidiary of Anchor Bancorp Wisconsin Inc. (the "Company"), the Bank's Holding Company, entered into an agreement with Power Designers in which IDI received a membership percentage of 38.25% of future profits and/or losses in exchange for providing Power Designers $300,000 in credit with an additional $200,000 available from IDI. The agreement was subsequently amended in that IDI agreed to make an additional $1,100,000 of credit available to Power Designers in the form of a loan.
Under the amended terms, IDI shall acquire a 0.455% membership interest in future profits and/or losses in Power Designers for every $25,000 borrowed to Power Designers. IDI may acquire up to 20.02% of additional membership interests under the terms of the amendment.

How you determined the value of the consideration received in exchange for the outstanding borrowings at the restructuring date:
At the time of the agreement in April, 2003, all creditors of Power Designers agreed to subordinate their interest to IDI so that IDI could lend additional funds to Power Designers for continuing operations. The Bank, as a creditor to Power Designers, determined to write off the $479,000 loan due to the fact that their collection position had been subordinated.

How you recorded the restructuring of the $479,000 outstanding borrowing:
The $479,000 was written off at the Bank level. IDI entered into a new loan agreement with Power Designers in exchange for membership percentage in Power Designers in order to receive ownership of future profits of Power Designers. If Power Designers becomes profitable or is sold, the Bank has the opportunity to recover the $479,000 loan written off through the membership interest that IDI now has in Power Designers only after Power Designers has repaid the $1.5 million of loans to IDI.

The value of your investment in Power Designers as of March 31, 2005:
The value of the investment in Power Designers is considered to be zero at March 31, 2005. The only item recorded at March 31, 2005 was a note receivable from Power Designers in the amount of $1.5 million as well as the accrued interest related to the note receivable.


How you determined the value of your ownership interest:
The value of the ownership interest is considered zero at March 31, 2005 due to the fact that Power Designers has reported only losses to date. Due to the fact that IDI did not contribute capital to Power Designers, the losses reported would bring the investment in Power Designers below zero. Therefore, the losses were not recorded.

The impact of your investment in Power Designers on your results of operations for the fiscal year ended March 31, 2005:
The investment in Power Designers had no impact on the results of operations for the fiscal year ended March 31, 2005 due to the fact that Power Designers reported a loss which would bring the investment in Power Designers below zero if recorded. Approximately $60,000 of interest income was recorded at IDI on the Note Receivable from Power Designers during the fiscal year ended March 31, 2005.

How you account for the investment and your basis for that treatment:
The investment in Power Designers was recorded under the cost method due to the fact that as of March 31, 2005, IDI's portion of the negative equity of Power Designers was 10%. IDI's portion of the negative equity was less than their 55.54% membership interest due to the fact that previous losses had been allocated to original investors. Because IDI owned less than 20% of Power Designers, it was believed that the cost method was appropriate to use. The IDI portion of the Power Designers loss was not recorded as of March 31, 2005 because it was believed that the investment could not be reduced below zero.

Management has now determined that the investment in Power Designers should be recorded as an equity investment due to the fact that IDI is allocated more than 20% of the net income or loss. According to EITF 98-13, "Accounting by an Equity Method Investor for Investee Losses When the Investor Has Loans to and Investments in Other Securities of the Investee," the losses of Power Designers should have been recorded as of March 31, 2005 and 2004 due to the fact that IDI had loans outstanding to Power Designers and loans to the investee are included in the adjusted basis of the other investments. The portion of the loss allocated to IDI should be recorded against the loans outstanding to Power Designers. If the Power Designers loss had been recorded as of March 31, 2004, the after-tax effect would have been to reduce consolidated net income by $75,641, which is 0.16% of net income reported by the Company for the fiscal year ended March 31, 2004. The effect on basic earnings per share for this period would have been $(0.0034) and the effect on diluted earnings per share would have been $(0.0033). If the Power Designers loss had been recorded as of March 31, 2005, the after-tax effect would have been to reduce the Company's consolidated net income by $155,548 or 0.32% for the fiscal year ended March 31, 2005. The effect on basic earnings per share for this period would have been $(0.0068) and the effect on diluted earnings per share would have been $(0.0066). Power Designers reported approximately $1.1 million of net income for the calendar year ended December 31, 2005, of which IDI's portion would be approximately $620,000 before tax. The after-tax effect would be for IDI to report income of approximately $370,000, which would offset prior losses. The effect of not recording the net loss of Power Designers is not considered material to warrant restatement because the net loss is less than one half of one percent of reported consolidated net income in each of the last two fiscal years. Also, the misstatement of not recording the Power Designers loss is not considered qualitatively material under SAB No. 99, "Materiality," because the loss does not mask a change in earnings or other trends of the Company as a whole, the misstatement does not change net income into a loss and it is not part of a segment nor is it a part of the business that plays a significant role in the Company's operations or profitability.

As of March 31, 2004, IDI had a 38.25% membership interest in Power Designers. As of March 31, 2005, IDI's membership interest grew to 55.54% based on advances to Power Designers under the loan agreement. IDI's membership interest as of December 31, 2005 was approximately 57.36%. Management has analyzed Power Designers under FIN 46, "Consolidation of Variable Interest Entities," and determined that Power Designers is not a candidate for consolidation due to the fact that the transaction between IDI and Power Designers was a troubled debt restructuring. A troubled debt restructuring should be accounted for under SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings," and is not an event that requires reconsideration of whether the entity involved is a variable interest entity.

Management has also analyzed Power Designers under SFAS No. 94, "Consolidation of all Majority-Owned Subsidiaries," and determined that Power Designers may be a candidate for consolidation under SFAS No. 94. Management has decided not to consolidate Power Designers for several reasons. The first reason not to consolidate is the fact that Power Designers is not considered material to the consolidated financial statements as a whole. As of March 31, 2004, total assets of Power Designers were approximately $584,000, of which IDI's portion was approximately $223,000 or 0.006% to total assets reported as of March 31, 2004. As of March 31, 2005, total assets of Power Designers were approximately $1.2 million, of which IDI's portion was approximately $651,000 or 0.016% of total assets reported as of March 31, 2005. The second reason not to consolidate Power Designers is that IDI's ownership is considered temporary. IDI accepted membership interest in exchange for loans to Power Designers in an attempt to keep Power Designers in business. The third reason not to consolidate Power Designers is that the nature of the business conducted by Power Designers is unlike the business of Anchor Bancorp Wisconsin Inc. and its subsidiaries. Management will most likely account for Power Designers on the equity method in the future, but will continue to evaluate the balance sheet of Power Designers for materiality.